SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                          --------------


                           SCHEDULE 13D
   Under the Securities Exchange Act of 1934 (Amendment No. 4)*


 General Instrument Corporation (formerly NextLevel Systems, Inc.)
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                         (Name of Issuer)


             Common Stock, par value $0.01 per share
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                  (Title of Class of Securities)


                            370120107
          ----------------------------------------------
                          (CUSIP Number)



Fried, Frank, Harris, Shriver & Jacobson    Forstmann Little & Co. Subordinated
      One New York Plaza                      Debt and Equity Management Buyout
      New York, NY  10004                     Partnership-IV
      Attn:  Aviva Diamant, Esq.            Instrument Partners
      (212) 859-8000                            c/o Forstmann Little & Co.
                                                767 Fifth Avenue
                                                New York, NY  10153
                                                Attn:  Steven B. Klinsky
                                                (212) 355-5656

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 (Name, Address and Telephone Number of Person Authorized to Receive
                   Notices and Communications)


                          April 5, 1999
          ---------------------------------------------
     (Date of Event which Requires Filing of this Statement)

      If the filing  person has  previously  filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)

--------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 370120107                           Page 2 of 8 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT
     PARTNERSHIP-IV

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,001,092

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,001,092

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,001,092

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.58%

14  TYPE OF REPORTING PERSON*

    PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP No. 370120107                           Page 3 of 8 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    INSTRUMENT PARTNERS

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,137,573

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,137,573

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,137,573

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .66%

14  TYPE OF REPORTING PERSON*

    PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 4 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") relating to the common stock, par value $.01 per share (the "Common Stock"), of General Instrument Corporation, a Delaware corporation (the "Company"), previously filed by Instrument Partners, a New York limited partnership, and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-IV ("MBO-IV"; together with Instrument Partners, the "Partnerships"), a New York limited partnership. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 4.  Purpose of the Transaction
         --------------------------

Item 4 is hereby amended and supplemented as follows:

          On April 5, 1999, Instrument Partners and MBO-IV sold 2,819,111 shares and 2,480,889 shares, respectively, of Common Stock to the Company at a purchase price of $28.00 per share (the "Company Sales"). The agreement pursuant to which such sales took place (the "Company Agreement") is filed as Exhibit 4 to this Schedule 13D and incorporated herein by reference.

          On April 5, 1999, Instrument Partners and MBO-IV sold 5,319,078 shares and 4,680,922 shares, respectively, of Common Stock to Liberty Media Corporation, a Delaware corporation ("Liberty Media"), at a purchase price of $28.00 per share (the "Liberty Sales"). The agreement pursuant to which such sales took place (the "Liberty Agreement") is filed as Exhibit 5 to this Schedule 13D and incorporated herein by reference.

          On April 5, 1999, Instrument Partners and MBO-IV sold 2,271,246 shares and 1,998,754 shares, respectively, of Common Stock to Goldman, Sachs & Co. ("Goldman Sachs"), at a purchase price of $28.25 per share, in transactions pursuant to Rule 144 under the Securities Act of 1933 (the "Goldman Sachs Sales").

          Effective April 5, 1999, Theodore J. Forstmann, a general partner of the general partner of each of the Partnerships, resigned from the Board of Directors of the Company.

          On April 5, 1999, the Partnerships delivered a letter to the Company requesting the Company to apply to the Securities and Exchange Commission for withdrawal of the Registration Statement filed on August 26, 1998. Subject to compliance with the Liberty Media Agreement (see item 6 below), the Partnerships plan to dispose of the remainder of their holdings of Common Stock through open market transactions, block trades, privately negotiated transactions, or otherwise.

          ITEM 5. Interest in Securities of the Issuer
                  ------------------------------------

Item 5 is hereby amended and supplemented as follows:

     (i) Instrument Partners:

          (a) Amount Beneficially Owned:

          Instrument Partners owns 1,137,573 shares of Common Stock, representing approximately .66% of the Common Stock as of April 5, 1999.

          (b) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote -- 1,137,573.

               (ii) shared power to vote or to direct the vote - none.

               (iii) sole power to dispose or to direct the disposition of
                     -- 1,137,573.

               (iv) shared power to dispose or to direct the disposition of
                    - none.


     (ii) MBO-IV:

          (a) Amount Beneficially Owned:

          MBO-IV owns 1,001,092 shares of Common Stock, representing approximately .58% of the Common Stock as of April 5, 1999.

          As a result of the merger of FLC Partnership, L.P. with and into FLC XXIX Partnership, L.P., a New York limited partnership ("FLC XXIX"), FLC XXIX is the general partner of MBO-IV and, accordingly, may be deemed to share beneficial ownership of the shares of Common Stock owned by MBO-IV, but specifically disclaims any such beneficial ownership pursuant to Rule 13d-4. Theodore J. Forstmann, Nicholas C. Forstmann, Steven B. Klinsky, Winston W. Hutchins, Sandra J. Horbach, Thomas H. Lister, and Tywana LLC, a North Carolina limited liability company, are the general partners of FLC XXIX. Pursuant to the FLC XXIX Partnership Agreement, however, Ms. Horbach, Mr. Lister and Tywana LLC have no economic, voting, dispositive or other beneficial ownership of any shares of Common Stock of the Company owned by MBO-IV. Each of Messrs. Theodore J. Forstmann, Nicholas C. Forstmann, Steven B. Klinsky and Winston W. Hutchins may be deemed to share beneficial ownership of the shares of Common Stock owned by MBO-IV, but specifically disclaim any such beneficial ownership pursuant to Rule 13d-4.

          (b) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote -- 1,001,092.

               (ii) shared power to vote or to direct the vote - none.

               (iii) sole power to dispose or to direct the disposition of
                     -- 1,001,092.

               (iv) shared power to dispose or to direct the disposition of
                    - none.

          (iii) In the past sixty days, the Partnerships sold a total of 19,570,000 shares in the following transactions:

   Reporting Person     Date        Number of Shares      Price per Share
   ----------------     ----        ----------------      ---------------

   Instrument Partners  4/5/99            2,819,111         $28.00(1)

   MBO-IV               4/5/99            2,480,889         $28.00(1)

   Instrument Partners  4/5/99            5,319,078         $28.00(2)

   MBO-IV               4/5/99            4,680,922         $28.00(2)

   Instrument Partners  4/5/99            2,271,246         $28.25(3)

   MBO-IV               4/5/99            1,998,754         $28.25(3)



     (1) Pursuant to the Company Agreement.

     (2) Pursuant to the Liberty Agreement.

     (3) Sold to Goldman Sachs pursuant to Rule 144 under the Securities
         Act.



     (iv) On April 5, 1999, each of Investment Partners and MBO-IV ceased to be the beneficial owner of more than five percent to the shares of Common Stock of the Company.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
        -------------------------------------------------------------

Item 6 is hereby amended and supplemented as follows:

          Pursuant to the Company Agreement, the Partnerships executed and delivered to the Company irrevocable proxies to vote at the Company's 1999 annual meeting of stockholders 9.57 million of the shares of Common Stock held by the Partnerships on March 31, 1999, the record date for such annual meeting.

          Pursuant to the Liberty Agreement, (A) the Partnerships executed and delivered irrevocable proxies granting Liberty Media the right to vote the 10 million shares of Common Stock purchased by it from the Partnerships at the Company's 1999 annual meeting of stockholders, (B) the Partnerships assigned to Liberty Media certain of their rights and obligations under the Registration Rights Agreement, dated as of April 6, 1992, among MBO-IV, Instrument Partners, General Instrument Corporation, a Delaware corporation (the former parent of the Company), and GI Corporation, a Delaware corporation, and the Letter Agreement, dated July 25, 1997, between the Company, MBO-IV and Instrument Partners, (C) the Partnerships agreed that until July 5, 1999, the Partnerships would not sell any shares of Company Common Stock except for the Company Sales, the Liberty Sales and the Goldman Sachs Sales (collectively, the "Sales") and except for Block Sale Transactions (as defined below), and (D) Liberty Media waived its right of first refusal with respect to (i) each of the Sales, (ii) Block Sale Transactions taking place prior to July 5, 1999, and (iii) sales in broker transactions or to a market maker taking place on or after July 5, 1999 at a price per share of at least $28.00. In addition, Liberty Media modified its right of first refusal with respect to sales by the Partnerships in the open market at prices of less than $28.00 per share. A Block Sale Transaction is defined in the Liberty Agreement as any sale by the Partnerships of not less than 200,000 shares of Common Stock in one transaction or a series of transactions taking place on a single trading day (a) pursuant to a sell order placed with a single brokerage firm, (b) to a single market-maker, or (c) to any institutional investor, in each case, at a price per share of not less than $28.00.

          Any descriptions of contracts, arrangements, understandings or relationships with respect to securities of the Company contained herein are not intended to be complete, and are qualified in their entirety by the complete text of the agreement. The Company Agreement and the Liberty Agreement are filed as Exhibits 4 and 5 hereto, respectively, and are incorporated herein by reference.


ITEM 7.  Material to be Filed as Exhibits.
         --------------------------------

Item 7 is hereby amended and supplemented as follows:

         4.    Agreement,  dated  as  of  April  2,  1999,  among
               MBO-IV, Instrument Partners and the Company.

         5.    Agreement,  dated  as  of  April  2,  1999,  among
               MBO-IV, Instrument Partners and Liberty Media.

                                  SIGNATURE
                                  ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 5, 1999         INSTRUMENT PARTNERS


                              By:   FLC XXII Partnership,
                                    its general partner



                              By:   /s/ Steven B. Klinsky
                                    ---------------------
                                    Steven B. Klinsky,
                                    a general partner

                              FORTSMANN LITTLE & CO. SUBORDINATED DEBT AND
                                 EQUITY MANAGEMENT BUYOUT PARTNERSHIP-IV


                              By:   FLC XXIX Partnership, L.P.,
                                    its general partner


                              By:   /s/ Steven B. Klinsky
                                    ----------------------
                                    Steven B. Klinsky,
                                    a general partner